Exhibit 99.4 - Filing Fee Exhibit
CALCULATION OF FILING FEE TABLES
SC TO-I
(Form Type)
John Hancock Asset-Based Lending Fund
(Exact Name of Registrant as Specified in its Charter)
Table 1 – Transaction Value
	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$8,700,000(a)	$153.101	$1,331.98(b)
Fees Previously Paid	-		-
Total Transaction Valuation	$8,700,000 (a)
Total Fees Due for Filing			$1,331.98
Total Fees Previously Paid			-
Total Fee Offsets			-
Net Fee Due			$1,331.98
(a)
Calculated as the aggregate maximum purchase price for shares of beneficial interest.
(b)
Calculated at $153.10 per $1,000,000 of the Transaction Valuation.
Table 2 – Fee Offset Claims and Sources
Not applicable.